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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34354

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** AND ENDING **12/31/19**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

ABN AMRO Clearing Chicago LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 West Jackson Boulevard, Suite 2050
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Rebecca Peters	**(312) 604-8629**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

155 N Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 02 2020

Washington, DC

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Michael Nowak, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of ABN AMRO Clearing Chicago LLC as of December 31, 2019 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Subscribed and sworn to before me this

28th day of February, 2020

OFFICIAL SEAL
NICOLE WOJCIECHOWSKI
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/23/23

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Computation for Determination of PAB Reserve Requirements Pursuant to Rule 15c3-3.
[x] (j) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (m) An Oath or Affirmation.
[ ] (n) A copy of the SIPC Supplemental Report.
[ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (p) Independent Auditors' Report on Internal Accounting Control.
[x] (q) Schedule of Segregation Requirements and Funds in Segregation for Customers trading on U.S. Commodity Exchanges.
[x] (r) Schedule of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts
[x] (s) Schedule of Secured Amounts and Funds Held in Separate Accounts Pursuant to Commission Regulation 30.7.
[x] (t) Schedule of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts under 4D(F) of the CEA.

For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

ABN AMRO Clearing Chicago LLC

Table of Contents

December 31, 2019

Financial Statements

Supplemental Information

EY

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Board of Managers and the Member
ABN AMRO Clearing Chicago LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ABN AMRO Clearing Chicago LLC (the Company) as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, III, IV, V, VI, VII and VIII has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statement as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2016.

Chicago, Illinois
February 28, 2020

ABN AMRO Clearing Chicago LLC
Statement of Financial Condition
December 31, 2019
(In thousands)

Assets

Cash and cash equivalents	$	57,232
Funds segregated for regulatory purposes		1,814,103
Securities owned, marketable, at fair value		32
Collateralized agreements:		
Securities borrowed		3,304,565
Securities purchased under agreements to resell		54,431
Receivables from:		
Brokers, dealers, and clearing organizations (net of allowance for doubtful accounts of $195)		1,499,183
Customers		518,591
Deposits with clearing organizations (cash of $255,361 and securities with a fair value of $417,965)		673,326
Operating lease right of use assets		13,650
Exchange memberships and stock, at adjusted cost (fair value of $20,586)		10,258
Furniture, equipment, and leasehold improvements (net of accumulated depreciation and amortization of $32,928)		6,168
Other assets		7,490
Total assets	$	7,959,029

Liabilities and Members' Equity

Liabilities:		
Bank loans	$	1,772,100
Collateralized agreements:		
Securities loaned		1,562,832
Payables to:		
Customers		3,022,554
Brokers, dealers, and clearing organizations		506,033
Noncustomers		94,846
Operating lease liabilities		19,426
Accounts payable and accrued expenses		101,831
Total liabilities		7,079,622
Liabilities subordinated to claims of general creditors		325,000
Members' equity:		
Common member		554,167
Preferred Class A members		240
Total members' equity		554,407
Total liabilities and members' equity	$	7,959,029

See accompanying notes to financial statements.

ABN AMRO Clearing Chicago LLC

Notes to Statement of Financial Condition

December 31, 2019

(1) Organization and Nature of Operations

ABN AMRO Clearing Chicago LLC (the Company), a wholly owned subsidiary of ABN AMRO Clearing Bank N.V. (AACB), was organized as an Illinois limited liability company on June 30, 1997. Under the terms of the Limited Liability Company Agreement (the Agreement), the Company does not have a specific termination date and may be dissolved only as provided by the Agreement. No member of the Company is personally liable for any debit balances, liabilities, or other obligations of the Company.

AACB is a wholly owned subsidiary of ABN AMRO Bank N.V. (AAB) and is the sole Common Member. AAB is a wholly owned subsidiary of ABN AMRO Group N.V.

The Company is a registered securities broker-dealer with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority. The Company is also a registered futures commission merchant with the Commodity Futures Trading Commission (the CFTC) and is a member of the National Futures Association. The Company is a clearing member of all principal U.S. securities and futures exchanges. The Company operates in one reportable operating segment, which provides clearing services and execution services for equities and equities options as well as futures and futures options. The Company's primary sources of revenue are interest and commissions derived from clearing orders for equities and equity options contracts and futures and futures options contracts on behalf of its customers, both domestically and internationally.

(2) Significant Accounting Policies

(a) Basis of Presentation

The accompanying statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

(b) Use of Estimates

The preparation of statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and highly liquid marketable securities with a maturity of three months or less, that are not segregated and deposited for regulatory purposes.

Restricted cash and restricted cash equivalents included in funds segregated for regulatory purposes on the statement of financial condition represents cash and highly liquid marketable securities with a maturity of three months or less, segregated or set aside to satisfy requirements under both the Commodity Exchange Act (CEAct) and Securities Exchange Act of 1934.

(d) Fair Value of Financial Instruments

The Company's financial instruments are recorded on a trade date basis and are reported in the statement of financial condition under securities owned at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*. The estimated fair value of securities owned and securities sold are generally based on quoted market prices or dealer quotes. Open trade equity on futures contracts is recorded as receivables and payables to clearing organizations or customers, as appropriate. (See note 18 for more information related to fair value measurements.)

(e) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at year-end exchange rates.

(f) Exchange Memberships and Stock

Exchange memberships and stock required to be held in connection with such memberships are recorded at cost, or if other than temporary impairment in value has occurred, at a value that reflects an adjustment for management's estimate of the impairment.

(g) Receivables, Payables, and Marketable Securities

Receivables from and payables to brokers, dealers, clearing organizations, customers and non-customers represent balances arising primarily in connection with security and commodity transactions, including unrealized gains and losses on open commodity futures contracts. Marketable securities, consisting primarily of U.S. government securities, are held as collateral for receivables from customers and as margin. The Company may deposit these securities as margin or clearing fund requirements with exchange clearing organizations. Customer-owned securities and options are not reflected in the statement of financial condition.

The Company monitors the receivables from and payables to brokers, dealers, clearing organizations, customers and non-customers on a daily basis and interest is accrued and is included in the statement of financial condition. Interest rates paid on the cash balances fluctuate with short-term interest rates.

The Company establishes an allowance for doubtful accounts based upon historical experience and specific customer collection issues. At December 31, 2019, the Company recorded an allowance for doubtful accounts on receivables from other brokers of $195 thousand.

(h) Income Taxes

The Company is organized as a limited liability company and is being taxed as a partnership under provisions of the Internal Revenue Code. The Company's taxable income is included in the

respective income tax returns of the members. The liability for payment of federal and state income tax on the Company's earnings is the responsibility of its members rather than that of the Company. Accordingly, no liability for U.S. federal and state income taxes has been recorded in the statement of financial condition. As a limited liability company, the Company is taxed as a partnership under New York City's Unincorporated Business Tax (UBT). The Company accounts for uncertain tax positions by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the statement of financial condition. As of December 31, 2019 the Company has recorded no unrecognized tax benefits in the statement of financial condition and expects no significant increase or decrease within the next 12 months.

At December 31, 2019, the Company had federal and state income tax returns for the 2015 through 2018 tax years open and subject to examination.

(i) Collateralized Financing

Securities purchased under agreements to resell which are short term in nature, are accounted for as collateralized financing transactions and are carried at the amounts at which the underlying securities will be subsequently resold as specified in the respective agreements. It is the Company's policy to take possession of securities, subject to resale agreements. The fair value of the securities is determined daily and collateral added whenever necessary to bring the market value of the underlying collateral equal to or greater than the resale price specified in the contract.

Securities borrowed and securities loaned transactions are generally reported as collateralized financings and recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash collateral with the lender. When loaning securities, the Company receives cash collateral generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary. Interest on such transactions is accrued and is included in the statement of financial condition in other assets. Interest rates paid on the cash collateral fluctuate with short-term interest rates.

(j) Leases

The Company recognizes and measures its leases in accordance with ASC 842, *Leases*. The Company is a lessee in several noncancellable operating leases, for office space and data center facilities. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments, including any lease extension or termination options that are expected to be exercised. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, it uses its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for

a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized.

(k) Recently Adopted Accounting Pronouncements

In February 2016, FASB issued Accounting Standards Update (ASU) 2016-02, *Leases*. The new standard requires the recognition in the statement of financial condition a liability to make lease payments (the lease liability) and a right-of-use asset representing the right to use the underlying asset for the lease term, with an exception for short term leases. The Company adopted the new standard effective January 1, 2019 using a modified retrospective approach, which resulted in an immaterial adjustment to retained earnings. Upon adoption of the new standard, the Company recognized a lease liability of $23.2 million and right-of-use asset of $17.3 million, primarily related to leased office space and data center facilities.

(l) Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Measurement of Credit Losses on Financial Instruments*. The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. The Company will adopt the new standard effective January 1, 2020 using a cumulative-effect adjustment method. The Company is currently evaluating the impact of adopting ASU 2016-13 on its statement of financial condition and does not expect a material adjustment.

In August 2018, the FASB issued ASU 2018-13, *Disclosure Framework–Changes to the Disclosure Requirements for Fair Value Measurement*. The amendments in this standard will remove, modify and add certain disclosures under ASC Topic 820, Fair Value Measurement, with the objective of improving disclosure effectiveness. ASU 2018-13 will be effective for the Company's fiscal year beginning January 1, 2020, with early adoption permitted. The transition requirements are dependent upon each amendment within this update and will be applied either prospectively or retrospectively. The Company is currently evaluating the impact of adopting ASU No. 2018-13 on its statement of financial condition and does not expect a material adjustment.

(3) Funds Segregated for Regulatory Purposes

Cash of $233.0 million, money market funds of $561.4 million, securities purchased under agreements to resell of $909.7 million, and U.S. government securities with a fair value of $25.0 million are segregated under the CEAct and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

Cash of $85.0 million has been segregated in special reserve accounts for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3 of the Securities Exchange Act of 1934 or agreements for proprietary accounts of broker-dealers.

(4) Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

The Company does business with other broker-dealers who, for the most part, are members of the major U.S. securities exchanges. The Company monitors the credit standing of brokers and dealers and customers with whom it conducts business. In addition, the Company monitors the market value of collateral held and the market value of securities receivable from others. The Company seeks to obtain additional collateral if insufficient protection against loss exists.

Brokers' and dealers' trading and investment accounts cash and securities transactions are recorded on settlement date. The receivables are collateralized by brokers' and dealers' securities held, which are not reflected on the statement of financial condition.

At December 31, 2019, the market value of securities used to secure brokers' and dealers' margin balances was $4.4 billion, of which $2.9 billion was used to collateralize financing for the brokers' and dealers' margin balances.

At December 31, 2019, receivables from and payables to brokers, dealers, and clearing organizations are composed of the following, net of the allowance for doubtful accounts (in thousands):

		Receivables		*Payables*
Brokers' and dealers' trading and investment accounts	$	958,789	$	479,625
Clearing brokers		75,317		-
Securities failed to deliver/receive		6,716		23,746
Clearing organizations		457,791		1,673
Other		570		989
	$	1,499,183	$	506,033

(5) Receivables from and Payables to Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Customer cash, securities and commodities transactions are recorded on the settlement date. The receivables are collateralized by customers' securities held, which are not reflected on the statement of financial condition.

At December 31, 2019, the market value of customer securities held for futures customers was $106.3 million, of which $94.3 million has been pledged as margin at clearing organizations.

At December 31, 2019, the market value of securities used to secure equity customer margin balances was $4.7 billion, of which $1.5 billion was used to collateralize financing for the customer margin balances.

(6) Collateralized Transactions

The Company enters into reverse repurchase agreements, securities borrowed and securities loaned transactions to finance receivables from brokers' and dealers' and customer trading and investment accounts. The Company manages credit exposure from such transactions by entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty. However, for financial statement purposes, the Company does not net balances related to these financial instruments. The Company's policy is generally to take possession of securities purchased under agreements to resell and securities borrowed, and to receive securities and cash posted as collateral (with rights of rehypothecation). The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

Securities borrowed and securities loaned transactions are for equities securities only and are recorded at the amount of the cash collateral advanced or received, the tenor of which is overnight, adjusted daily for additional collateral obtained or received. At December 31, 2019, the fair value of securities received as collateral for securities borrowing and pledged for securities lending transactions was $3.3 billion and $1.6 billion, respectively.

At December 31, 2019, the fair value of the collateral received for reverse repurchase agreements, included in the statement of financial conditions under securities purchased under agreements to resell and within funds segregated for regulatory purposes, totaled $54.0 million and $909.7 million, respectively. The Company seeks to mitigate mark-to-market risk by taking collateral in the form of U.S. government securities, the tenor of which is open and callable on demand. The Company only enters into reverse repurchase agreements and there is no counterparty netting impact.

The following table presents information about the potential effect of rights of setoff associated with the Company's recognized assets and liabilities as of December 31, 2019 (in thousands):

	Gross amounts of assets and liabilities presented in the statement of financial condition	Gross amounts not offset	Net amounts of recognized assets and liabilities
Securities borrowed	$ 3,304,565	$ 267,936	$ 3,036,629
Securities loaned	1,562,832	267,936	1,294,896

(7) Securities Owned

Securities owned consisted of unrestricted shares of corporate equity securities.

(8) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consisted of the following at December 31, 2019 (in thousands):

Computer, equipment, and software	$ 29,175
Leasehold improvements	9,094
Furniture and fixtures	827
	39,096
Accumulated depreciation and amortization	(32,928)
Furniture, equipment and leasehold improvements	$ 6,168

(9) Borrowings

At December 31, 2019, the Company had two unsecured lines of credit with affiliated banks for $4.5 billion and $675.0 million. At December 31, 2019, the amount outstanding on these credit lines totaled $1.7 billion and $100.0 million, respectively and are reflected in bank loans in the statement of financial condition. Interest payable totaled approximately $4.0 million at December 31, 2019. Interest payable is reflected in the statement of financial condition under accounts payable and accrued expenses.

The Company has secured lines of credit totaling $325.0 million with nonaffiliated banks. These loans are secured and are collateralized by brokers' and dealers' and customer margin securities. At December 31, 2019, there were no amounts outstanding on these credit lines. The Company has an unsecured line of credit totaling $75.0 million with a nonaffiliated bank. At December 31, 2019, the amount outstanding on this credit line totaled $22.1 million. Interest payable is minimal at December 31, 2019. Interest payable is reflected in the statement of financial condition under accounts payable and accrued expenses.

(10) Liabilities Subordinated to Claims of General Creditors

At December 31, 2019, liabilities subordinated to claims of general creditors consisted of one borrowing from an affiliated bank pursuant to an equity capital loan agreement. The agreement expires on November 20, 2021. The total outstanding borrowing totaled $325.0 million at December 31, 2019.

The Company also has a Subordinated Revolving Credit Facility with an affiliated bank up to a maximum of $50.0 million that matures one year from the date of the advance. This Subordinated Revolving Credit Facility will terminate on May 9, 2021. At December 31, 2019 there were no amounts outstanding.

The liabilities subordinated to claims of general creditors are covered by an agreement approved by the Designated Self Regulatory Organizations and Designated Examining Authority and are thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. No interest payable is outstanding at December 31, 2019.

(11) Employee Benefit Plan

The Company has established a salary reduction (401(k)) plan for qualified employees. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

(12) Financial Derivative Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company accepts and clears futures contracts and options on futures contracts for the accounts of its customers, primarily exchange members and institutional firms. As such, the Company guarantees to the respective clearing houses or other brokers, its customers' performance under these contracts. To reduce its risk, the Company requires its customers to meet, at minimum, the margin requirement established by each of the exchanges at which contracts are traded. Margin requirements for exchange members may be significantly less than those required from other customers. Margin is a good faith deposit from the customer that reduces risk to the Company of failure on behalf of the customer to fulfill any obligation under these contracts. To minimize its exposure to risk of loss due to market variation, the Company adjusts these margin requirements as needed.

Customers may also be required to deposit additional funds, securities, or other collateral. As a result of market variation, the Company may satisfy margin requirements by liquidating certain customer positions. Management believes that the margin deposits and collateral held at December 31, 2019 were adequate to minimize the risk of material loss that could be created by positions held at that time.

The Company is engaged in various trading activities, whose counterparties include clearing organizations, brokers and dealers, futures commission merchants, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on credit worthiness of the counterparty or issuer of the financial instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

(13) Leases

The Company has obligations as a lessee for office space and data center facilities with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. One of the office space leases contains renewal options for periods ranging from five to ten years. The Company is reasonably certain to exercise one of these renewal options, as such, the optional periods are included in determining the lease term and associated payments under these renewal options are included in lease payments. The data center facilities leases contain monthly renewal options. The Company is reasonably certain to exercise these renewal options for an estimable period of time, as such, the optional periods are included in determining the lease term and the associated payments under these renewal options. The Company's leases do include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments.

The weighted-average remaining lease term was 14.4 years and the weighted average discount rate was 3.9% for the operating leases as of December 31, 2019.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2019 are as follows (in thousands):

2020	$	2,092
2021		1,635
2022		1,657
2023		1,680
2024		1,703
Thereafter		17,783
Total lease payments		26,550
Less imputed interest		(7,124)
Present value of lease liability	$	19,426

(14) Guarantees and Indemnifications

Under certain exchange or clearinghouse membership agreements, members are generally required to guarantee the performance of other members by meeting any shortfalls in the event a member becomes unable to satisfy their obligation to the exchange or clearinghouse. To mitigate this risk, the exchanges and clearinghouses typically require their members to deposit collateral with them. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under the arrangements is remote. Accordingly, no contingent liability is recorded in the accompanying statement of financial condition.

The Company clears and executes futures contracts, options on futures contracts, and equity products, including options for the accounts of its customers. As such, the Company deposits performance bond collateral with the applicable clearing organizations to fulfill the obligations of its customers' performance under these contracts. To reduce its operational risk, the Company requires its customers to meet, at a minimum, the margin requirements established by each exchange on which the contract is traded. This margin is a good faith deposit from the customer. To minimize its market and credit risks, the Company adjusts the amount of margin required commensurate with the level of risk associated with the customers' underlying positions. If necessary, the Company may liquidate certain positions in order to satisfy minimum margin requirements. Management believes that the margin deposits held at December 31, 2019 are adequate to mitigate the risk of material loss.

(15) Members' Equity

The limited liability company operating agreement for the Company provides for two classes of membership with varying rights, preferences, privileges, and obligations. The Common Member has all of the voting rights and authority to manage the Company's operations and the Preferred Members have no voting rights and do not participate in management by reason of such memberships or interests. The Company is authorized to issue 1,000 Class A preferred interests in exchange for a $10,000 capital contribution for each such interest. Class A members have a Joint Back Office (JBO) clearing agreement with the Company. This agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, Class A members are not allocated any income or losses from the Company's operations. As of December 31, 2019, the Company has issued 24 Class A preferred interests and has 976 available to be issued.

(16) Related-Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. The Company executes and clears trades for related customers and noncustomers and earns certain commissions and fees in connection with these services. The Company also utilizes related clearing brokers to execute and clear futures transactions on exchanges where the Company is not a member, for which it incurs brokerage and clearing charges. Balances related to these transactions are reflected in the statement of financial condition under receivables from and payables to customers, brokers, dealers and clearing organizations and noncustomers. The Company also receives guarantees from affiliated companies for certain counterparty relationships related to clearing transactions.

The Company enters into short-term reverse repurchase agreements with affiliates in connection with collateralized transactions. These agreements are primarily to acquire securities needed for clearing organization margin deposits or to invest excess cash from operating activities. Reverse repurchase agreements are reflected in the statement of financial condition under securities purchased under agreements to resell and are as set forth in the table below.

The Company also had securities borrowed and securities loaned transactions with affiliated companies. Securities borrowed and securities loaned transactions with affiliates are recorded at the amount of cash collateral advanced or received and are as set forth in the table below. The Company primarily borrows from third party counterparties and lends to affiliates. Interest on such transactions is accrued and is included the statement of financial condition in other assets and accounts payable and accrued expenses.

At December 31, 2019, the Company had borrowing transactions with affiliated banks in order to facilitate client transactions, and to meet short-term financing needs (notes 9 and 10).

The Company is party to a Service Level Agreement (SLA) with affiliates under which the Company receives services for operational and administrative support.

The Company has $0.4 million invested in an affiliated company. This amount is reflected in other assets in the statement of financial condition.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2019 (in thousands):

		Assets		*Liabilities*
Securities purchased under agreements to resell	$	139,427	$	-
Securities borrowed/loaned		-		41,649
Customer receivable/payables		1,431		1,354,087
Noncustomer payables		-		94,688
Clearing broker receivables		62,648		-
Other assets		557		-
Accounts payable and accrued expenses		-		6,125
	$	204,063	$	1,496,549

(17) Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is a futures commission merchant subject to the CFTC Minimum Capital Requirement (Regulation 1.17). Under the more restrictive of these rules, the Company is required to maintain "net capital" equivalent to the greater of $5 million, 2% of "aggregate debit items" or the sum of 8% of the customer risk maintenance margin requirement plus 8% of the noncustomer risk maintenance margin requirement, as these terms are defined.

Adjusted net capital, aggregate debit items, and risk maintenance margin requirements change from day to day. At December 31, 2019, under the more restrictive of these rules, the Company had net capital and net capital requirements of $610.2 million and $170.3 million, respectively. The net capital rule may effectively restrict member withdrawals and the repayment of subordinated loans.

(18) Fair Value Disclosure

The Company's financial instruments are reported in the statement of financial condition at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements and disclosures include a hierarchy that prioritizes inputs to valuation techniques used to measure fair value.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

ASC 820 establishes a hierarchy for inputs used in measuring fair value into three broad levels that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available:

Level 1 Inputs: Quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs: Other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs: Unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019 (in thousands):

Assets:	Level 1	Level 2	Level 3	Total
Cash and cash equivalents				
U.S. government securities	$ 31,998	-	-	$ 31,998
Funds segregated for regulatory Purposes				
U.S. government securities	24,998	-	-	24,998
Money market funds	561,368	-	-	561,368
Deposits with clearing organizations				
U.S. government securities	332,969	-	-	332,969
Securities owned				
Corporate equity securities	32	-	-	32
	$ 951,365	-	-	$ 951,365

There were no transfers of assets or liabilities within the fair value hierarchy during the year.

(19) Litigation

In February 2019, the Company was served with a complaint (the Proshares Complaint) filed in the U.S. District Court for the Southern District of New York (SDNY) in which Plaintiffs sued Proshares Trust II and its related parties (the Trust), along with approximately 21 other financial institutions, including the Company, that acted as authorized participants for the creation and redemption of shares in various exchange traded funds issued by the Trust. Other copycat complaints subsequently were filed in the SDNY. With respect to the authorized participants, Plaintiffs alleged that the authorized participants, including the Company, violated §11 of the Securities Act of 1933, because Plaintiffs believe that the registration statement filed by the Trust was false and misleading and omitted various material facts. Plaintiffs further alleged that the authorized participants, including the Company, were responsible for the content and dissemination of the registration statement filed by the Trust, and that none of the authorized participants made a reasonable investigation into the statements contained in the registration statement. On January 3, 2020, the SDNY dismissed the complaint. However, on January 31, 2020, Plaintiffs filed a notice of appeal in the U.S. court of Appeals for the Second Circuit, accordingly, this matter will continue for the foreseeable future. Plaintiffs are seeking unspecified damages. The Company cannot express an opinion as to the ultimate outcome of this proceeding, however, the Company believes that the Plaintiffs' claims are without merit and the Company intends to defend itself vigorously against the Proshares Complaint. No provision has been made in the statement of financial condition for any loss that may result from this matter. In late 2018, a complaint also was filed in the U.S. District Court for the District of Vermont by a *pro se* plaintiff against Proshares and SEI Investments alleging various violations of Vermont State law and the Federal Securities laws. Although the *pro se* plaintiff attempted to include the authorized participants in the complaint through 2019, the Judge ruled that service was not properly effected and all claims against the authorized participants were dismissed without prejudice by the District Court for the District of Vermont in September 2019.

In the normal course of business, the Company is subject to litigation and regulatory proceedings. Management of the Company, after consultation with legal counsel, believes that the outcome of such proceedings will not have a material adverse effect on the Company's financial position.

(20) Subsequent Events

The Company evaluated events and transactions through February 28, 2020, the date the statement of financial condition was issued, noting no subsequent events requiring recording or disclosure in the statement of financial condition or in related notes to the statement of financial condition as of December 31, 2019.

Schedule I

ABN AMRO Clearing Chicago LLC

Computation of Net Capital

December 31, 2019

(In thousands)

Total members' equity	$	554,407
Add liabilities subordinated to claims of general creditors		325,000
Total capital		879,407
Deductions and/or charges:		
Nonallowable assets:		
Receivables from customers		71
Receivables from noncustomers		7,706
Securities owned, marketable, at fair value		32
Exchange memberships and stock, at adjusted cost		10,259
Receivables from affiliates		530
Furniture, equipment, and leasehold improvements, net		6,168
Other		2,268
Additional charges for customers' and noncustomers' commodity accounts		37,173
Aged fails to deliver		179
Other deductions and/or charges		3,755
Deductions for accounts carried under Rule 15c3-1(a)(6) and (c)(2)(x)		189,844
		257,985
Net capital before haircuts on securities positions		621,422
Haircuts on securities:		
Trading and investment securities:		
Other securities		11,220
		11,220
Net capital		610,202
Computation of alternate net capital requirement:		
Greater of 2% of aggregate debits or minimum requirements under the Commodity Exchange Act, as defined		170,266
Minimum dollar net capital requirement		5,000
Net capital requirement		170,266
Excess net capital		439,936
Percentage of net capital to aggregate debits		19.34%
Net capital in excess of 110% of minimum net capital requirement	$	422,909

There are no material differences between the above computation and the Company's corresponding unaudited amended Form FOCUS Part II filing as of December 31, 2019, filed on February 27, 2020.

Schedule II

ABN AMRO Clearing Chicago LLC

Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3

December 31, 2019

(In thousands)

Credit balances:		
Free credit balances and other credit balances in customers' securities accounts	$	1,511,680
Monies borrowed collateralized by securities carried for the accounts of customers		904,178
Monies payable against customers' securities loaned		679,896
Customers' securities failed to receive		6,827
Market value of short securities and credits in all suspense accounts over 30 calendar days		76
Total credits		3,102,657
Debit balances:		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to note E, Exhibit A, Rule 15c3-3		29,303
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		2,218,087
Failed to deliver of customers' securities not older than 30 calendar days		2,937
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		904,178
Aggregate debit items		3,154,505
Less 3%		(94,635)
Total 15c3-3 debits		3,059,870
Reserve computation – excess of total 15c3-3 credits over total debits	$	42,787
Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities at end of reporting period on December 31, 2019	$	42,739
Amount of deposit or (withdrawal) in "Reserve Bank Account(s)", including value of qualified securities		45,000
New amount in "Reserve Bank Account(s)"	$	87,739

There are no material differences between the above computation and the Company's corresponding unaudited amended Form FOCUS Part II filing as of December 31, 2019, filed on February 27, 2020.

Schedule III

ABN AMRO Clearing Chicago LLC

Computation for Determination of PAB Reserve Requirements for Broker-Dealers Under Rule 15c3-3

December 31, 2019

(In thousands)

Credit balances:		
Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAB)	$	1,047,054
Monies borrowed collateralized by securities carried for PAB		313,421
Monies payable against PAB securities loaned		852,859
PAB securities failed to receive		5,833
Total PAB credits		2,219,167
Debit balances:		
Debit balances in PAB excluding unsecured accounts and accounts doubtful of collection		884,132
Securities borrowed to effectuate short sales by PAB and securities borrowed to make delivery on PAB securities failed to deliver		1,001,934
Failed to deliver of PAB securities not older than 30 calendar days		1,827
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAB accounts		313,421
Total PAB debits		2,201,314
Reserve computation – excess of total PAB credits over total PAB debits	$	17,853
Amount held on deposit in "PAB Reserve Bank Account(s)," including value of qualified securities at end of reporting period on December 31, 2019	$	42,212
Amount of deposit or (withdrawal) in "PAB Reserve Bank Account(s)", including value of qualified securities		20,000
New amount in "PAB Reserve Bank Account(s)"	$	62,212

There are no material differences between the above computation and the Company's corresponding unaudited amended Form FOCUS Part II filing as of December 31, 2019, filed on February 27, 2020.

Schedule IV

ABN AMRO Clearing Chicago LLC

Information Relating to Possession or Control Requirements
under Rule 15c3-3

December 31, 2019

(In thousands)

1 Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	$	-
A. Number of items		4
2 Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$	-
A. Number of items		-

There are no material differences between the above computation and the Company's corresponding unaudited amended Form FOCUS Part II filing as of December 31, 2019, filed on February 27, 2020.

Schedule V

ABN AMRO Clearing Chicago LLC

Segregation Requirement and Funds in Segregation

December 31, 2019

(In thousands)

Segregation requirement:		
Net ledger balance:		
Cash	$	1,984,765
Securities		94,266
Net unrealized profit (loss) in open futures contracts traded on a contract market		(402,114)
Exchange traded options:		
Market value of open options contracts purchased on a contract market		23,464,151
Market value of open options contracts sold on a contract market		(22,537,028)
Net equity		2,604,040
Accounts liquidating to a deficit and accounts with debit balances with no open trades		-
Amount required to be segregated		2,604,040
Funds on deposit in segregation:		
Deposited in segregated funds bank accounts:		
Cash		153,205
Securities representing investments of customers' funds, at market		325,161
Securities held for particular customers in lieu of cash margins, at market		-
Margins on deposit with clearing organizations of contract markets:		
Cash		59,168
Securities representing investments of customers' funds, at market		1,145,789
Securities held for particular customers in lieu of cash margins, at market		94,266
Net settlement due to clearing organizations of contract markets		412,471
Exchange traded options:		
Value of open long option contracts		23,464,151
Value of open short option contracts		(22,537,028)
Total amount in segregation		3,117,183
Excess funds in segregation		513,143
Management target amount for excess funds in segregation		203,268
Excess funds in segregation over management target amount excess	$	309,875

There are no material differences between the above computation and the Company's corresponding unaudited amended Form FOCUS Part II filing as of December 31, 2019, filed on February 27, 2020.

Schedule VI

ABN AMRO Clearing Chicago LLC

Segregation Requirement and Funds in Segregation for Customers' Dealer Options Accounts

December 31, 2019

STATEMENT IS NOT APPLICABLE

Schedule VII

ABN AMRO Clearing Chicago LLC

Secured Amounts and Funds Held in Separate Accounts

December 31, 2019

(In thousands)

Section 30.7 requirement:		
Net ledger balance - Foreign futures and foreign option trading:		
Cash	$	66,755
Securities		12,039
Net unrealized profit (loss) in open futures contracts traded on a foreign board of trade		(6,211)
Exchange traded options:		
Market value of open options contracts purchased on a foreign board of trade		243
Market value of open options contracts sold on a foreign board of trade		(316)
Net equity		72,510
Accounts liquidating to a deficit and accounts with debit balances with no open trades		25
Amount required to be set aside in separate Section 30.7 accounts		72,535
Funds on deposit in separate Section 30.7 accounts:		
Cash in banks located in the United States		20,672
Securities in safekeeping with banks located in the United States		37,037
Amounts held by members of foreign boards of trade		33,136
Total amount in separate Section 30.7 accounts		90,845
Excess funds in separate Section 30.7 accounts		18,310
Management target amount for excess funds in separate Section 30.7 accounts		7,254
Excess funds in separate 30.7 accounts over management target	$	11,056

There are no material differences between the above computation and the Company's corresponding unaudited amended Form FOCUS Part II filing as of December 31, 2019, filed on February 27, 2020.

Schedule VIII

ABN AMRO Clearing Chicago LLC

Cleared Swaps Customer Segregation Requirement and Funds in Cleared Swaps Customer Accounts

December 31, 2019

STATEMENT IS NOT APPLICABLE

ABN·AMRO Clearing

ABN AMRO Clearing Chicago LLC

Statement of Financial Condition and Supplemental Information

Year Ended December 31, 2019

With Report of Independent Registered Public Accounting Firm

EY

Building a better working world

Report of Independent Registered Public Accounting Firm

The Board of Managers and Management of
ABN AMRO Clearing Chicago LLC

We have examined the statements of ABN AMRO Clearing Chicago LLC (the Company), included in the accompanying ABN AMRO Clearing Chicago LLC Compliance Report, that the:

(1) Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2019.
(2) Company's internal control over compliance was effective as of December 31, 2019.
(3) Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2019.
(4) Information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rules 2231 and 409T of the Financial Industry Regulatory Authority (FINRA) that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2019; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2019; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2019 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 28, 2020

ABN·AMRO Clearing

Chicago
175 W. Jackson Boulevard
Suite 400
USA
Telephone +1 312-604-8000
Fax +1 312-604-8115

ABN AMRO Clearing Chicago LLC's Compliance Report

ABN AMRO Clearing Chicago LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states to the best of its knowledge and belief as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph d(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2019;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2019;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2019; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

ABN AMRO Clearing Chicago LLC

We affirm that, to our best knowledge and belief, this Compliance Report is true and correct.

Andrej Bolkovic Chief Executive Officer	Michael Nowak Chief Financial Officer	Rebecca Peters Controller
February 28, 2020	February 28, 2020	February 28, 2020

EY

Building a better working world

Report of Independent Registered Public Accounting Firm

The Board of Managers and Management of
ABN AMRO Clearing Chicago LLC

We have examined the statements of ABN AMRO Clearing Chicago LLC (the Company), included in the accompanying ABN AMRO Clearing Chicago LLC Compliance Report, that the:

(1) Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2019.
(2) Company's internal control over compliance was effective as of December 31, 2019.
(3) Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2019.
(4) Information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rules 2231 and 409T of the Financial Industry Regulatory Authority (FINRA) that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2019; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2019; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2019 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 28, 2020

ABN·AMRO Clearing

Chicago
175 W. Jackson Boulevard
Suite 400
USA
Telephone +1 312-604-8000
Fax +1 312-604-8115

ABN AMRO Clearing Chicago LLC's Compliance Report

ABN AMRO Clearing Chicago LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states to the best of its knowledge and belief as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph d(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2019;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2019;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2019; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

ABN AMRO Clearing Chicago LLC

We affirm that, to our best knowledge and belief, this Compliance Report is true and correct.

Andrej Bolkovic Chief Executive Officer	Michael Nowak Chief Financial Officer	Rebecca Peters Controller
February 28, 2020	February 28, 2020	February 28, 2020

EY
Building a better working world

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Managers and Management of
ABN AMRO Clearing Chicago LLC

We have performed the procedures enumerated below, which were agreed to by the Board of Managers, management of ABN AMRO Clearing Chicago LLC (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating that the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries, which included copies of the wire payments sent to SIPC. No findings were found as a result of applying the procedure.
2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2019. No findings were found as a result of applying the procedure.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 28, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ABN AMRO CLEARING LLC
175 W JACKSON BLVD STE 2050
CHICAGO, IL 60604-3027

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Delheimer 312-604-8876

2. A. General Assessment (item 2e from page 2) $52,125

B. Less payment made with SIPC-6 filed (**exclude interest**) (18,853)
07/30/2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 33,272

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $33,272

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $33,272

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ABN AMRO CLEARING LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of February, 20 20.

Rebecca Peters, Director, Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$464,887,066
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	139,988,853
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	23,450
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	176,508
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $289,947,930	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $72,459,199	
Enter the greater of line (i) or (ii)	289,947,930
Total deductions	430,136,741
2d. SIPC Net Operating Revenues	$34,750,325
2e. General Assessment @ .0015	$52,125

(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments*. If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:

On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment." Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:
The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:
The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC
CBOE	Chicago Board Options Exchange, Incorporated
CHX	Chicago Stock Exchange, Incorporated
FINRA	Financial Industry Regulatory Authority
NYSE	Arca, Inc.
NASDAQ	OMX PHLX
SIPC	Securities Investor Protection Corporation

EY
Building a better
working world

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Board of Managers and Management of
ABN AMRO Clearing Chicago LLC

We have performed the procedures enumerated below, which were agreed to by the Board of Managers, management of ABN AMRO Clearing Chicago LLC (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating that the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries, which included copies of the wire payments sent to SIPC. No findings were found as a result of applying the procedure.
2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2019. No findings were found as a result of applying the procedure.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Chicago, Illinois
February 28, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ABN AMRO CLEARING LLC
175 W JACKSON BLVD STE 2050
CHICAGO, IL 60604-3027

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Delheimer 312-604-8876

2. A.	General Assessment (item 2e from page 2)	$52,125
B.	Less payment made with SIPC-6 filed (exclude interest) 07/30/2019 Date Paid	(18,853)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	33,272
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$33,272

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $33,272

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ABN AMRO CLEARING LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of February, 20 20.

Rebecca Peters, Director, Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$464,887,066
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	139,988,853
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	23,450
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	176,508
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $289,947,930	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $72,459,199	
Enter the greater of line (i) or (ii)	289,947,930
Total deductions	430,136,741
2d. SIPC Net Operating Revenues	$34,750,325
2e. General Assessment @ .0015	$52,125
	(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:

On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment." Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:
The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:
The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC
CBOE	Chicago Board Options Exchange, Incorporated
CHX	Chicago Stock Exchange, Incorporated
FINRA	Financial Industry Regulatory Authority
NYSE	Arca, Inc.
NASDAQ	OMX PHLX
SIPC	Securities Investor Protection Corporation

ABN·AMRO Clearing

175 West Jackson Boulevard
Suite 2050
Chicago, IL 60604
USA
Telephone (312) 604-8000
Fax (312) 604-8111

SEC Mail Processing

MAR 02 2020

Washington, DC

February 28, 2020

U.S. Securities & Exchange Commission
Mail Stop 8031
Registrations Branch
100 F Street, NE
Washington, DC 20549

Re: ABN AMRO Clearing Chicago LLC

Dear Sir/Madam:

Pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934, on behalf of the above-referenced entity, we enclose two copies each of the financial statements and schedules for the above-referenced entity as of December 31, 2019, and for the year then ended, with the reports of independent registered public accounting firm. **The respondent requests that the financial statements be held confidential.**

Please acknowledge receipt of the above by signing and returning the enclosed copy of this letter in the envelope provided.

Very truly yours,

Rebecca Peters
Controller

Michael Nowak
Chief Financial Officer

Enclosures

RECEIPT ACKNOWLEDGED:
Securities & Exchange Commission - Washington

By: ______________________________

______________________ ____________
Title Date

ABN·AMRO Clearing

175 West Jackson Boulevard Suite 2050 Chicago IL 60604 USA

U.S. POSTAGE PITNEY BOWES
ZIP 60604 $ 000.50[0]
02 4W
0000349575 FEB 28 2020

ABN AMRO Clearing Chicago LLC
175 W. Jackson Blvd - Suite 2050
Chicago, IL 60604

ABN·AMRO Clearing

175 West Jackson Boulevard
Suite 2050
Chicago, IL 60604
USA
Telephone (312) 604-8000
Fax (312) 604-8111

SEC Mail Processing
MAR 02 2020
Washington, DC

February 28, 2020

U.S. Securities & Exchange Commission
Mail Stop 8031
Registrations Branch
100 F Street, NE
Washington, DC 20549

Re: ABN AMRO Clearing Chicago LLC

Dear Sir/Madam:

Pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934, on behalf of the above-referenced entity, we enclose one copy of the statement of financial condition and schedules for the above-referenced entity as of December 31, 2019, and for the year then ended, with the reports of independent registered public accounting firm.

Please acknowledge receipt of the above by signing and returning the enclosed copy of this letter in the envelope provided.

Very truly yours,

Rebecca Peters
Controller

Michael Nowak
Chief Financial Officer

Enclosures

RECEIPT ACKNOWLEDGED:
Securities & Exchange Commission - Washington

By: ______________________________

______________________ ____________
Title Date

ABN·AMRO Clearing

175 West Jackson Boulevard Suite 2050 Chicago IL 60604 USA

U.S. POSTAGE PITNEY BOWES
ZIP 60604 $ 000.50[0]
02 4W
0000349575 FEB. 28. 2020

ABN AMRO Clearing Chicago LLC
175 W. Jackson Blvd - Suite 2050
Chicago, IL 60604

ABN·AMRO Clearing

175 West Jackson Boulevard
Suite 2050
Chicago, IL 60604
USA
Telephone (312) 604-8000
Fax (312) 604-8111

February 28, 2020

U.S. Securities & Exchange Commission
Mail Stop 8031
Registrations Branch
100 F Street, NE
Washington, DC 20549

Re: ABN AMRO Clearing Chicago LLC

Dear Sir/Madam:

Pursuant to Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, on behalf of the above-referenced entity, we enclose two copies each of our Agreed-Upon Procedures Report related to Form SIPC 7-T for the period ended December 31, 2019.

Please acknowledge receipt of the above by signing and returning the enclosed copy of this letter in the envelope provided.

Very truly yours,

Rebecca Peters
Controller

Michael Nowak
Chief Financial Officer

Enclosures

RECEIPT ACKNOWLEDGED:
Securities & Exchange Commission - Washington

By: ______________________________

______________________ ____________
Title Date

ABN·AMRO Clearing

175 West Jackson Boulevard Suite 2050 Chicago IL 60604 USA

U.S. POSTAGE PITNEY BOWES

ZIP 60604 $ 000.50[0]
02 4W
0000349575 FEB. 28. 2020

ABN AMRO Clearing Chicago LLC
175 W. Jackson Blvd - Suite 2050
Chicago, IL 60604